

Mail Stop 3030

May 12, 2010

Robert Knoth
Chief Financial Officer
IEH Corporation
140 58th Street
Suite 8E
Brooklyn, New York 11220

      Re: **IEH Corporation**
            Form 10-K for the fiscal year ended March 27, 2009
            File No. 000-05278

Dear Mr. Knoth:

      We have completed our review of your Form 10-K and have no further comments at this time.

                Sincerely,

                Martin James
                Senior Assistant Chief Accountant